                              RADICA GAMES LIMITED
               CONSOLIDATED STATEMENTS OF OPERATIONS - (unaudited)

                                                         Quarter ended       Quarter ended     Quarter ended          Year ended
                                                      September 30, 1998     June 30, 1998     March 31, 1998     December 31, 1997
                                                      -----------------------------------------------------------------------------
                                                            USD'000              USD'000           USD'000               USD'000
REVENUES:
Net Sales                                             $           49,758     $      34,265     $      27,973      $       96,283
Cost of Sales                                                    (23,012)          (14,791)          (12,152)            (43,877)
                                                      -----------------------------------------------------------------------------
Gross Profit                                                      26,746            19,474            15,821              52,406
                                                      -----------------------------------------------------------------------------
OPERATING EXPENSES:
 Selling, General and Administrative Expenses                     (9,203)           (5,875)           (6,405)            (15,607)
 Research and Development                                         (1,028)           (1,280)             (647)             (2,120)
 Depreciation and Amortization                                    (1,003)           (1,324)             (466)             (2,307)
 Acquired Research and Development                                    -             (1,500)               -                   -
                                                      -----------------------------------------------------------------------------
Total Operating Expenses                                         (11,234)           (9,979)           (7,518)            (20,034)
                                                      -----------------------------------------------------------------------------
Operating Income From Continuing Operations                       15,512             9,495             8,303              32,372

Other Income                                                         137               198               108               1,041

Share of Loss of Affiliated Company                                 (165)              (52)              (46)               (174)

Net Interest                                                         503               564               477               1,066
                                                      -----------------------------------------------------------------------------
Income From Continuing Operations Before Income Taxes             15,987            10,205             8,842              34,305
                                                      -----------------------------------------------------------------------------
Provision For Income Taxes                                        (1,068)              (44)              (14)               (255)
Net Income                                             $          14,919     $      10,161     $       8,828      $       34,050
                                                      -----------------------------------------------------------------------------
EARNING PER SHARE - BASIC:
Net Earnings Per Share                                 $            0.75     $        0.50     $        0.43      $         1.64
                                                       =================     =============     =============      ==============
Average Number of Shares Outstanding                          19,842,412        20,480,579        20,378,811          20,796,461
                                                       =================     =============     =============      ==============
EARNING PER SHARE - ASSUMING DILUTION:
Net Earnings Per Share and Dilutive Potential
   Common Stock                                        $            0.71     $        0.47     $        0.41      $         1.55
                                                       =================     =============     =============      ==============
Average Number of Shares and
   Dilutive Potential Common Stock Outstanding                20,992,324        21,726,418        21,677,908          21,900,202
                                                       =================     =============     =============      ==============


                              RADICA GAMES LIMITED
               CONSOLIDATED STATEMENTS OF OPERATIONS - (unaudited)
                                  (continued)

                                                        Quarter ended       Two months ended
                                                      December 31, 1997     December 31, 1997
                                                      ---------------------------------------
                                                            USD'000              USD'000

REVENUES:
Net Sales                                             $          36,126     $         17,320
Cost of Sales                                                   (14,596)              (7,855)
                                                      ---------------------------------------
Gross Profit                                                     21,530                9,465
                                                      ---------------------------------------
OPERATING EXPENSES:
 Selling, General and Administrative Expenses                    (6,130)              (3,013)
 Research and Development                                          (774)                (320)
 Depreciation and Amortization                                     (430)                (287)
 Acquired Research and Development                                    -                    -
                                                      ---------------------------------------
Total Operating Expenses                                         (7,334)              (3,620)
                                                      ---------------------------------------
Operating Income From Continuing Operations                      14,196                5,845

Other Income                                                        124                  163

Share of Loss of Affiliated Company                                 (55)                 (33)

Net Interest                                                        407                  220
                                                      ---------------------------------------
Income From Continuing Operations Before Income Taxes            14,672                6,195
                                                      ---------------------------------------
Provision For Income Taxes                                         (169)                 (74)
Net Income                                            $          14,503     $          6,121
                                                      ---------------------------------------
EARNING PER SHARE - BASIC:
Net Earnings Per Share                                $            0.69     $           0.29
                                                      =================     ================
Average Number of Shares Outstanding                         20,880,173           20,892,061
                                                      =================     ================
EARNING PER SHARE - ASSUMING DILUTION:
Net Earnings Per Share and Dilutive Potential
   Common Stock                                       $            0.65     $           0.27
                                                      =================     ================
Average Number of Shares and
   Dilutive Potential Common Stock Outstanding               22,336,621           22,353,638
                                                      =================     ================